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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              Life Financial Corp.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    53184P101
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 29, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






                                   Page 1 of 9



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SCHEDULE 13D

CUSIP No. 53184P101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                325,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            325,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  325,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.97%

14.     TYPE OF REPORTING PERSON*
        PN


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SCHEDULE 13D

CUSIP No. 53184P101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                325,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            325,500

 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   325,500

 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.97%

 14.     TYPE OF REPORTING PERSON*
         IN


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SCHEDULE 13D

CUSIP No. 53184P101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                325,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            325,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  325,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.97%

14.     TYPE OF REPORTING PERSON*
        IN


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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on July 3, 1997 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration


         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The  Partnerships  and  Managed  Accounts   expended  an  aggregate  of
approximately $1,336,500 (including brokerage commissions, if any) to purchase the 325,500 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

         The first four paragraphs of Item 5 are revised and amended in their entirety as set forth below:

         (a)-(b) On the date of this Statement:

                   (i) Mr.  Kramer has  beneficial  ownership  for  purposes  of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 325,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 4.97% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                   (ii) Mr. Spellman has Beneficial Ownership of 325,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 4.97% of the

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issued and  outstanding  Common  Stock.  Mr.  Spellman  shares  voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                   (iii) KS has Beneficial Ownership of 325,500 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 4.97% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                  The percentages used herein are calculated based upon the 6,546,716 shares of Common Stock stated to be issued and outstanding as of July 7, 1997, as reflected in the Company's press release indicating the exercise of an underwriters' over-allotment option in connection with the Company's initial public offering.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the last filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter.

                   (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to

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participate  in  the receipt of dividends  from or proceeds of the sale of, the shares of Common Stock held for their respective accounts.

                  (e) As of July 29, 1997, the Reporting Persons ceased to have Beneficial Ownership of more than 5% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman dated July 3, 1997 (filed as Exhibit 99 to the Schedule 13D and incorporated herein by reference.)



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Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1997


                                                     KRAMER SPELLMAN L.P.



                                                     By: /s/ Orin S. Kramer
                                                     Name: Orin S. Kramer
                                                     Title: a General Partner



                                                     By: /s/ Jay Spellman
                                                     Name: Jay Spellman
                                                     Title: a General Partner



                                                     /s/ Orin S. Kramer
                                                     Orin S. Kramer



                                                     /s/ Jay Spellman
                                                     Jay Spellman




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                                                                      Schedule I


Date                          Shares Sold                   Price Per Share

7/8/97                          20,000                          $16.700
7/11/97                         10,000                           17.249
7/24/97                          3,000                           18.699
7/29/97                         32,000                           18.663